Exhibit 21.1

Subsidiaries of The Fresh Market Holdings, Inc.

Subsidiary	Jurisdiction of Organization	Control by
		Registrant	Subsidiary
The Fresh Market Intermediate Holdings, Inc.	DE	100%
The Fresh Market, Inc.	DE		100%
The Fresh Market Gift Company, LLC	VA		100%
The Fresh Market of Massachusetts, Inc.	MA		100%